Exhibit 99.2

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RADVISION LTD.

24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Israel (Rael) Kolevsohn and Adi Sfadia, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all Ordinary Shares, par value NIS 0.1 per share, of RADVISION Ltd., or the Company, which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, November 17, 2010 at 10:00 a.m. (Israel time) at the principal offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR ITEM 1 AND THE ELECTION OF DIRECTORS IN ITEMS 2A AND 2B SET FORTH ON THE REVERSE. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

(Continued and to be signed on reverse side.)

14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

RADVISION LTD.

November 17, 2010

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

i Please detach along perforated line and mail in the envelope provided. i

00030000303000000000 8	111710

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL OF THE PROPOSALS BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN
1.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2010 and until the annual general meeting of shareholders to be held in 2011, and to authorize the Board of Directors of the Company to delegate to the Audit Committee of the Board of Directors the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services.
			☐	☐	☐

	2A.	To re-elect Mr. Zohar Zisapel as a Class “C” director of the Company to serve until the 2013 Annual General Meeting of Shareholders.	☐	☐	☐

	2B.	To re-elect Mr. Efraim Wachtel as a Class “C” director of the Company to serve until the 2013 Annual General Meeting of Shareholders.	☐	☐	☐

THIS PROXY MUST BE RECEIVED BY THE COMPANY’S TRANSFER AGENT OR AT ITS REGISTERED OFFICE IN ISRAEL AT LEAST FORTY-EIGHT (48) HOURS PRIOR TO THE APPOINTED TIME OF THE MEETING TO BE VALIDLY INCLUDED IN THE TALLY OF ORDINARY SHARES VOTED AT THE MEETING.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
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Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attomey, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.